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                                                           OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.__)

                                  Trezac Corp.
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                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
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                                   89531X 10 8
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                                 (Cusip Number)


                                October 11, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP No. 89531X 10 8

(1)      Name of Reporting Person:

         Z3 LIMITED

(2)      Check the Appropriate Box if a Member of a Group:

(a)      ______
(b)      ______

(3)      SEC Use Only

(4)      Citizenship or Place of Organization:

         San Jose, Costa Rica

Number of                  (5)      Sole Voting Power:

Shares                              500,000

BENEFICIALLY               (6)      Shared Voting Power:

Owned by                            -0-

Each Reporting             (7)      Sole Dispositive Power:

Person With:                        500,000

                           (8)      Shared Dispositive Power:

                                    -0-

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person:

         500,000

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

         Not applicable.

(11)     Percent of Class Represented by Amount in Row (9): 18.2%

(12)     Type of Reporting Person:

         CO






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Item 1(a).        Name of Issuer:

         Trezac Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         20500 Meeting Street
         Boca Raton, Florida 33434


Item 2(a).        Name of Person Filing:

         Z3 LIMITED

Item 2(b).        Address of Principal Business Office or, if none, Residence:

         Apartado 10455-1000 San Jose, Costa Rica

Item 2(c).        Citizenship:

         Costa Rica

Item 2(d).        Title of Class of Securities:

         Common Stock, par value $.0001 per share.

Item 2(e).        CUSIP Number:

         89531X 10 8

Item 3.          If this statement is filed pursuant to ss. ss. 240.13d-1(b) or
                  240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.           Ownership:

         a.       Amount Beneficially owned:

                  500,000

         b.       Percent of Class:

                  18.2%

         c.       Number of shares as to which person has:

                           (i)      Sole power to vote or to direct the vote:

                                    500,000

                           (ii)     Shared power to vote or to direct the vote:

                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of:

                                    500,000

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0-

Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.






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Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date: October 22, 2002


                                                     /s/ Adriana Quiros
                                                     ---------------------------
                                                     Adriana Quiros, President